UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025.

2.	Earnings Release for Q4 2025.

Item 1

Millicom International Cellular S.A.

For the three-month period and year ended December 31, 2025

February 26, 2026

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of income for the three-month period and year ended December 31, 2025

in millions of U.S. dollars except per share data	Notes	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Continuing Operations
Revenue	5	5,819	5,804	1,652	1,428
Equipment, programming and other direct costs		(1,311)	(1,420)	(367)	(344)
Operating expenses		(1,758)	(1,915)	(508)	(466)
Depreciation		(961)	(916)	(285)	(219)
Amortization		(319)	(319)	(85)	(77)
Share of profit in Honduras joint venture	8	102	54	63	14
Other operating income (expenses), net	3, 4	68	54	(2)	37
Operating profit		1,639	1,342	469	373
Interest and other financial expenses	11	(702)	(716)	(194)	(166)
Interest and other financial income		28	46	12	6
Sale of Lati Operations	3, 4	741	—	(1)	—
Other non-operating (expenses) income, net	6	(43)	(119)	25	(93)
Profit (loss) from other joint ventures and associates, net		1	—	—	—
Profit before taxes		1,665	552	312	121
Tax expense		(303)	(281)	(45)	(67)
Profit (loss) from continuing operations		1,362	271	266	53
Profit (loss) from discontinued operations, net of tax	4	—	(3)	—	(3)
Net profit for the period		1,362	268	266	50

Attributable to:
Owners of the Company		1,316	253	252	31
Non-controlling interests		46	15	14	19

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic ($ per share)	7	7.86	1.47	1.51	0.18
Diluted ($ per share)	7	7.83	1.46	1.50	0.18

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period and year ended December 31, 2025

in millions of U.S. dollars	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024

Net profit for the period	1,362	268	266	50
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	31	15	37	(5)
Change in value of cash flow hedges, net of tax effects	4	(4)	1	(2)
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	1	—	1
Total comprehensive income for the period	1,397	280	304	45

Attributable to:
Owners of the Company	1,362	250	291	21
Non-controlling interests	35	30	13	24

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of financial position as at December 31, 2025

in millions of U.S. dollars	Notes	December 31, 2025	December 31, 2024
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	4, 10	7,837	6,908
Property, plant and equipment, net	4, 9	3,226	2,847
Right of use assets, net	4, 8	2,307	792
Investment in Honduras joint venture	8	583	561
Contract costs, net		26	12
Deferred tax assets		167	153
Other non-current assets		123	84
TOTAL NON-CURRENT ASSETS		14,270	11,357

CURRENT ASSETS
Inventories		70	44
Trade receivables, net		527	390
Contract assets, net		88	77
Amounts due from non-controlling interests, associates and joint ventures		22	15
Prepayments		110	94
Accrued income		150	87
Current income tax assets		182	109
Supplier advances for capital expenditure		36	16
Other current assets	3	196	166
Restricted cash		50	57
Cash and cash equivalents		1,552	699
TOTAL CURRENT ASSETS		2,982	1,753
Assets held for sale	4	1	627
TOTAL ASSETS		17,253	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of financial position as at December 31, 2025 (continued)

in millions of U.S. dollars	Notes	December 31, 2025	December 31, 2024
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,290	1,322
Treasury shares		(52)	(43)
Other reserves		(689)	(531)
Retained profits		1,775	2,628
Net profit for the year attributable to owners of the Company		1,316	253
Equity attributable to owners of the Company		3,640	3,628
Non-controlling interests		(20)	(54)
TOTAL EQUITY		3,621	3,574

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	6,556	5,533
Lease liabilities	4, 8	2,293	798
Derivative financial instruments	13	9	59
Amounts due to non-controlling interests, associates and joint ventures		85	34
Payables and accruals for capital expenditure	4, 10	758	194
Provisions and other non-current liabilities		390	283
Deferred tax liabilities		149	149
TOTAL NON-CURRENT LIABILITIES		10,240	7,050

CURRENT LIABILITIES
Debt and financing	11	329	282
Lease liabilities	4, 8	293	156
Derivative financial instruments	13	14	—
Payables and accruals for capital expenditure		440	305
Other trade payables		491	300
Amounts due to non-controlling interests, associates and joint ventures		112	105
Accrued interest and other expenses		538	421
Current income tax liabilities		142	122
Contract liabilities		144	121
Dividend payable	7	424	172
Provisions and other current liabilities		464	421
TOTAL CURRENT LIABILITIES		3,392	2,404
Liabilities directly associated with assets held for sale	4	—	709
TOTAL LIABILITIES		13,633	10,163
TOTAL EQUITY AND LIABILITIES		17,253	13,737

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2025

in millions of U.S. dollars	Notes	December 31, 2025	December 31, 2024
Cash flows from operating activities
Profit before taxes from continuing operations		1,665	552
Profit before taxes from discontinued operations	4	—	(3)
Profit before taxes		1,665	549
Adjustments to reconcile to net cash:
Interest expense on leases		182	122
Interest expense on debt and other financing		519	594
Interest and other financial income		(28)	(46)
Adjustments for non-cash items:
Depreciation and amortization		1,280	1,234
Share of profit in Honduras joint venture	8	(102)	(54)
Gain on disposal and impairment of assets, net	3, 4	(68)	(54)
Sale of Lati Operations	3, 4	(741)	—
Share-based compensation		14	50
Loss from other associates and joint ventures, net		(1)	—
Other non-operating (income) expenses, net	6	43	119
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(228)	36
Decrease (increase) in inventories		(17)	—
Increase (decrease) in trade and other payables, net		89	(92)
Changes in contract assets, liabilities and costs, net		18	(42)
Total changes in working capital		(137)	(97)
Interest paid on leases		(176)	(120)
Interest paid on debt and other financing		(409)	(499)
Interest received		27	43
Taxes paid		(335)	(239)
Net cash provided by operating activities		1,734	1,603
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(545)	—
Net proceeds from the sale of Lati Operations	3, 4	781	5
Purchase of spectrum and licenses	10	(73)	(135)
Purchase of other intangible assets	10	(91)	(94)
Purchase of property, plant and equipment	9	(650)	(540)
Proceeds from sale of property, plant and equipment	9	84	58
Dividends and dividend advances received from joint ventures and associates		99	66
Settlement of derivative financial instruments	13	—	9
Transfer (to) / from pledge deposits, net		—	5
Loans granted within the Tigo Money lending activity, net		(1)	(2)
Cash (used in) provided by other investing activities, net		22	25
Net cash provided by (used in) investing activities		(374)	(604)

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2025 (continued)
in millions of U.S. dollars	Notes	December 31, 2025	December 31, 2024
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,199	604
Repayment of debt and other financing	11	(599)	(1,366)
Lease capital repayment		(209)	(204)
Advances and dividends paid to non-controlling interests		(2)	—
Share repurchase program		(119)	(99)
Dividends paid to owners of the Company		(754)	—
Net cash from (used in) financing activities		(485)	(1,066)
Exchange impact on cash and cash equivalents, net		(14)	(8)
Net increase (decrease) in cash and cash equivalents		861	(76)
Cash and cash equivalents at the beginning of the year		699	775
Effect of cash disposal of Lati Operations	4	(8)	—
Cash and cash equivalents at the end of the year		1,552	699

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Unaudited interim condensed consolidated statements of changes in equity for the year ended December 31, 2025

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2023	172,096	(370)	258	1,076	(9)	2,703	(500)	3,529	(84)	3,445
Total comprehensive income/ (loss) for the period	—	—	—	—	—	253	(3)	250	30	280
Transfer to legal reserve	—	—	—	—	—	(8)	8	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	(172)	—	(172)	(1)	(173)
Purchase of treasury shares (ii)	—	(3,451)	—	—	(73)	1	—	(72)	—	(72)
Share based compensation	—	—	—	—	—	—	49	49	1	50
Issuance of shares under share-based payment schemes	—	1,963	—	(12)	38	24	(50)	1	—	1
Share based cancellation	—	—	—	—	—	—	(35)	(35)	—	(35)
Put Option reserve reversal (iv)	—	—	—	—	—	79	—	79	—	79
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574

Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21 (Note 2)	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income for the period	—	—	—	—	—	1,316	46	1,362	35	1,397
Dividends (Note 7)	—	—	—	—	—	(1,048)	—	(1,048)	(2)	(1,050)
Purchase of treasury shares (ii)	—	(4,511)	—	—	(127)	(1)	—	(128)	—	(128)
Cancellation of treasury shares (iii)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation	—	—	—	—	—	—	14	14	—	14
Issuance of shares under share-based payment schemes	—	1,366	—	(8)	33	4	(29)	—	—	—
Balance on December 31, 2025	169,000	(1,906)	253	1,036	(52)	3,091	(689)	3,640	(20)	3,621

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at December 31, 2025, $661 million (2024: $562 million) are not distributable to equity holders.

(ii)	During the year ended December 31, 2025, Millicom repurchased 4,216,397 shares for a total amount of $119 million (completing the Share Repurchase Plan launched during 4Q 2024 for a total of approximately $150 million) and withheld approximately 294,709 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2024: 2,983,320 shares repurchased and 467,247 withheld).

(iii)	On May 21, 2025, an Extraordinary General Meeting of shareholders approved, a 3,096,305 treasury shares cancellation.

(iv)	On October 12, 2023, Millicom and its partner, Empresas Públicas de Medellin (EPM), agreed to an unconditional put option maturing on September 30, 2024, that, if exercised, would allow EPM to sell to Millicom their entire 50% stake in Tigo-UNE for COP 330 billion. This put option expired as of September 30, 2024 as EPM did not exercise it. Consequently, the corresponding liability amounting to $79 million was extinguished with its counterpart in the Group's equity.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On February 25, 2026, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU.  These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2024 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. See further details below.

As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

II.	New and amended IFRS standards

On January 1, 2025, the group adopted the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' resulting in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the year ended December 31, 2025.

The following changes and amendments to standards have been adopted by the Group and did not have any significant impact on the Group's accounting policies or disclosures and did not require retrospective adjustments:

◦	Amendments to IFRS 9 and IFRS 7, issued on 30 May, 2024: These Amendments to IFRS 9 are clarifications to the classification and measurement of financial instruments (such as clarifications on derecognition of financial liabilities, among others). Amendments to IFRS 7 include additional disclosures requirements (such as those for financial instruments with contingent features, among others).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

◦	Amendments to IFRS 9 and IFRS 7, issued on 18 December, 2024: These Amendments to IFRS 9 and IFRS 7 aim to help companies to improve their reporting of the financial effects of nature-dependent electricity contracts, commonly structured as power purchase agreements (PPAs) and apply only to contracts referencing nature-dependent electricity in which a company is exposed to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (e.g. wind or solar energy). The changes to IFRS 9 clarify the application of the ‘own-use’ exemption and permit hedge accounting if these contracts are used as hedging instruments while the changes to IFRS 7 add new disclosure requirements on the company’s financial performance and cash flows.

◦	Annual Improvements to IFRS Standards, affecting IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7.

The following standards are effective for annual periods starting on January 1, 2027 and their potential impact on the Group consolidated financial statements is currently being assessed by management:

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements' (not yet endorsed by the EU): IFRS 18 will replace IAS 1. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance.

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the year ended December 31, 2025

Colombia Acquisition - Definitive purchase agreement with Telefonica

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, have entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. See also Note 14: "UNE EPM remaining shares acquisition" and "Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)").

Uruguay Acquisition ("Tigo Uruguay")

Following the definitive agreement signed in May 2025, on October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) after final regulatory approval, for an enterprise value of $440 million. Aim of this transaction, is to enter the Uruguayan market, further consolidating Millicom's presence in South America.

Millicom has provisionally determined the fair values of Tigo Uruguay's identifiable assets and liabilities, and in particular its tangible assets, intangible and right of use assets as well as its lease liabilities. The purchase price allocation is preliminary as at the reporting date. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value exercise is expected to occur before Q3 2026.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

At acquisition date - October 7, 2025 Provisional fair values (100%) ($ millions)

Tigo Uruguay	Provisional fair values (At acquisition date 7Oct2025) ($ millions)
Intangible assets (excluding goodwill)	203
Property, plant and equipment	120
Right of use assets	82
Other non-current assets	32
Current assets (excluding cash)	20
Trade receivables	24
Cash and cash equivalents	53
Total assets acquired	534
Lease liabilities	82
Other debt and financing	200
Other liabilities	78
Total liabilities assumed	360
(A) Fair value of assets acquired and liabilities assumed, net	174
(B) Purchase consideration	301
(C=B-A) Provisional goodwill arising on acquisition	127

The goodwill is attributable to the workforce and the expected synergies across networks, operations and commercial services. It is currently not expected to be tax deductible. As from the acquisition, Tigo Uruguay contributed $63 million of revenue and a net profit of $3 million to the Group. If Tigo Uruguay had been acquired on January 1, 2025 incremental revenue for the period up to the acquisition date would have been $169 million, and incremental net profit for the same period would have been $18 million. Acquisition-related costs included in the statement of income under operating expenses were immaterial.

Ecuador Acquisition ("Tigo Ecuador")

Following the definitive agreement signed in June 2025, Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador on October 30, 2025, after final regulatory approval, for an enterprise value of $380 million.

Millicom has provisionally determined the fair values of Tigo Ecuador's identifiable assets and liabilities, and in particular its tangible assets, intangible and right of use assets as well as its lease liabilities. The purchase price allocation is preliminary as at the reporting date. The fair values of identifiable assets and liabilities are subject to further work and analysis as the Group completes its valuation procedures. Any adjustments arising during the measurement period will be recognised retrospectively as at the acquisition date, with a corresponding adjustment to goodwill. Finalization of the fair value is expected to occur before October 29, 2026.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Tigo Ecuador	Provisional fair values (At acquisition date 30Oct2025) ($ millions)
Intangible assets (excluding goodwill)	255
Property, plant and equipment	269
Right of use assets	194
Other non-current assets	54
Current assets (excluding cash)	76
Trade receivables	32
Cash and cash equivalents	83
Total assets acquired	963
Lease liabilities	231
Other debt and financing	85
Other liabilities	267
Total liabilities assumed	583
(A) Fair value of assets acquired and liabilities assumed, net	380
(B) Purchase consideration	380
(C=B-A) Provisional goodwill arising on acquisition	—

As from the acquisition, Tigo Ecuador contributed $81 million  of revenue and a net loss of $1 million to the Group. If Tigo Ecuador had been acquired on January 1, 2025 incremental revenue for the period up to the acquisition date would have been $404 million and incremental net profit for the same period would have been $26 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

Lati Disposal - Lati Operations and other assets

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets.

As part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $52 million. The tower transfer qualifies as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $13 million, under ‘Other operating income (expenses), net’,  since it continues to use a percentage of the towers economic benefit via the leaseback.  Additionally, on October 27, 2025, Tigo Honduras closed the sale of sites to Lati Honduras for approximately of $75 million (out of which approximately $50 million, are recognized under "Share of Profit in Honduras joint venture").

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

During the year ended on December 31, 2025 , Millicom sold  its Lati Operations for Millicom’s mobile passive infrastructure assets and auxiliary agreements like build to suit, corporate guarantees, exclusivity or other agreements.  As per the sale agreement, the initial sale price might be adjusted to consider some net adjustment amounts determined in the “Final Closing Statement". Should the price adjustments prove insufficient, Millicom may be required to make additional provisions. Conversely, the company may be entitled to receive additional consideration under earn-out arrangements, depending on the achievement of certain conditions or performance targets.

In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

Total consideration  for the transactions with SBA and Atis was approximately $975 million, resulting in a gain on sale of  of $741 million, recognized under "Sale of Lati Operations" in the consolidated statement of income.  Following the closings with SBA and Atis mentioned above, Millicom 's subsidiaries recognized new Right-of-Use assets and Lease Liabilities for approximately $740 million.

Costa Rica Merger

On September 11, 2025, the telecommunications regulator in Costa Rica (Superintendencia de Telecommunicaciones or "SUTEL"), issued a resolution rejecting the petition to merge Tigo Costa Rica with Liberty Latin America pursuant to the agreement signed on August 1, 2024. Millicom and Liberty have appealed this decision but on November 12, 2025, the Telecommunications Superintendency (SUTEL) issued its final resolution, deciding not to approve the above mentioned transaction. Consequently on 15 January 15,  2026, Millicom and Liberty terminated their transaction agreement.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets held for sale - Summary

As of  December 31, 2025 assets held for sale amounts to  $1 million (and relate to Property, plant and equipment, net  from Tigo Colombia). As of  December 31, 2024 the following assets qualified as assets held for sale.

Assets and liabilities reclassified as held for sale (In millions of U.S. dollars)	December 31, 2024
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	613
Towers sale (including certain lease transfers) in Nicaragua (see note 3)	13
Total assets of held for sale	627
Towers sale in Colombia related to the third batch	1
Mobile network sharing agreement in Colombia	698
Towers sale (including certain lease transfers) in Nicaragua	10
Total liabilities directly associated with assets held for sale	709
Net assets held for sale / book value	(83)

Assets held for sale - Towers sales in Colombia

On January 24, 2024, Colombia Movil S.A. ESP (“Tigo Colombia”) signed an agreement to sell and lease back, under a long-term lease agreement, 1,132 telecommunication towers to Towernex Colombia S.A.S. (“Towernex”), a KKR company. The total sale consideration amounts to $77 million, out of which $26 million will be received in subsequent years. Under IFRS 16, this transaction is considered a sale and leaseback. The transfer of the towers to Towernex consisted of three batches, completed by the end of 2025.

Assets held for sale / Disposal Group- Mobile Network sharing agreement in Colombia

On February 26, 2024, Tigo Colombia and Telecomunicaciones S.A. ESP BIC (“ColTel”) signed an agreement to share their mobile networks.  The transaction closed on December 20, 2024, with the approval from the Ministry of Information Technology and Communications to transfer in favor of the Temporary Union the permit for the access, use and exploitation of 20 MHz of radioelectric spectrum for the operation of land mobile radiocommunication services in the national territory granted to Colombia Móvil in the Resolution #332 dated February 20, 2020. Simultaneously, both operators contributed their RAN assets to UNIRED, the vehicle established to operate and maintain the unified mobile access network.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

This collaboration involves two new joint arrangements. (both qualifying as joint operations, as defined in IFRS 11):

▪	A 'NetCo ("UNIRED")': This company holds and manages the radio access network (RAN) infrastructure as well as the site lease agreements. Each operator owns 50% of this NetCo. Transfers of RAN assets to UNIRED happened in December 2024, when UNIRED did a step-up exercise to determine the fair values of the contributions from both joint operators. The transfer of lease agreements is taking place as from January 2025.

▪	A 'Unión Temporal' ("UT"): This temporary joint arrangement manages the spectrum licenses and related liabilities. Similarly, ownership is split 50/50 between the two operators. Assets and liabilities related to the #332 resolution mentioned above were derecognized in Tigo Colombia with the subsequent recognition of Tigo's Colombia 50% share in the UT.

In 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $76 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in the fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $28 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net.’ Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item. As of December 31, 2025, the right-of-use assets and liabilities of UNIRED at Tigo Colombia's share amount to $391 million (2024: nil) and $405 million (2024: nil), respectively.

In 2025, Tigo Colombia derecognised spectrum license assets and liabilities amounting to $604 million and $696 million, respectively, previously classified as assets held for sale.  These spectrum license assets and liabilities were transferred to the UT, (with $50 million of difference towards the 50% of the former book value of $287 million recognized as a reduction of spectrum intangible assets). As of December 31, 2025, the spectrum license assets and  liabilities of the UT at Tigo Colombia's share amount to $583 million (2024: $115 million)  and $697 million (2024: $103 million), respectively.

In 2025, Tigo Colombia derecognised by transferring to UNIRED, Property, plant and Equipment amounting to $3 million  previously classified as assets held for sale.  As of December 31, 2025, Property, plant and Equipment of the UNIRED at Tigo Colombia's share amount to $174 million  (2024: $116 million).

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single region (Latin America), and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, El Salvador, Bolivia,  Nicaragua, Costa Rica, Uruguay and Ecuador.

As further explained in the 2024 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are its operating segments. The Honduras joint venture is reviewed by the CODM in a similar manner as for the Group’s controlled operations and is therefore also shown as a separate operating segment at 100%. However, these amounts are subsequently eliminated in order to reconcile with the Group consolidated numbers, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

5. SEGMENT INFORMATION (Continued)

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the years ended December 31, 2025, and 2024 are shown on the below:

Twelve months ended December 31, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	1,448	1,426	693	353	590	559	999	6,068	(617)	5,451
Telephone and equipment revenue	222	24	32	3	31	19	67	398	(31)	367
Revenue	1,671	1,450	725	356	621	578	1,066	6,467	(648)	5,819
Inter-segment revenue	9	2	2	7	5	5	7	37	n/a	n/a
Revenue from external customers	1,662	1,449	723	349	616	573	1,059	6,430	n/a	n/a
Adjusted EBITDA (ii)	928	604	371	174	320	297	466	3,159	(410)	2,749
Capital expenditures (iii)	137	209	90	47	76	65	166	789	(70)	719
(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the year ended December 31, 2025 and 2024 can be reconciled with notes 9 and 10 for amounts of $654 million and $65 million respectively (2024: $579 million and $98 million, respectively).

(iv)	Includes intercompany eliminations, unallocated items and Honduras as a joint venture.

(v)	Includes our operations in El Salvador, Nicaragua, Costa Rica, Uruguay and Ecuador.

Twelve months ended December 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	1,391	1,342	700	607	584	540	858	6,022	(605)	5,417
Telephone and equipment revenue	212	39	56	6	34	18	56	420	(34)	387
Revenue	1,603	1,380	756	613	617	559	914	6,442	(638)	5,804
Inter-segment revenue	9	2	2	1	4	4	8	29	n/a	n/a
Revenue from external customers	1,594	1,379	753	613	613	555	906	6,413	n/a	n/a
Adjusted EBITDA (ii)	867	525	354	266	302	267	391	2,972	(504)	2,469
Capital expenditures (iii)	175	144	96	73	75	72	132	766	(89)	677

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2025 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	375	389	181	105	150	154	352	1,705	(158)	1,547
Telephone and equipment revenue	56	6	8	—	9	6	29	114	(9)	105
Revenue	431	395	189	105	159	159	380	1,819	(167)	1,652
Inter-segment revenue	2	—	1	3	1	1	2	10	n/a	n/a
Revenue from external customers	429	394	189	103	158	158	379	1,809	n/a	n/a
Adjusted EBITDA (ii)	241	174	94	56	86	83	151	885	(107)	778
Capital expenditures (iii)	35	72	33	22	26	28	77	293	(21)	272

Three months ended December 31, 2024 (in millions of U.S. dollars)	Guatemala	Colombia	Panama	Bolivia	Honduras	Paraguay	Other segments (v)	Total segments	Inter-segment and other eliminations(iv)	Total Group
Service revenue (i)	352	317	172	155	149	136	208	1,490	(155)	1,335
Telephone and equipment revenue	54	11	8	2	9	5	14	102	(9)	93
Revenue	406	328	180	157	158	141	223	1,592	(164)	1,428
Inter-segment revenue	2	—	—	1	1	1	2	8	n/a	n/a
Revenue from external customers	403	328	180	156	157	140	221	1,584	n/a	n/a
Adjusted EBITDA (ii)	215	122	90	71	78	66	93	734	(117)	618
Capital expenditures (iii)	39	72	40	31	28	30	53	293	(29)	264

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

5. SEGMENT INFORMATION (Continued)

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Adjusted EBITDA for reportable segments	3,159	2,972	885	734
Depreciation	(961)	(916)	(285)	(219)
Amortization	(319)	(319)	(85)	(77)
Share of profit in Honduras joint venture	102	54	63	14
Other operating income (expenses), net	68	54	(2)	37
Interest and other financial expenses	(702)	(716)	(194)	(166)
Interest and other financial income	28	46	12	6
Sale of Lati Operations (see note 4)	741	—	(1)	—
Other non-operating (expenses) income, net	(43)	(119)	25	(93)
Profit (loss) from other joint ventures and associates, net	1	—	—	—
Honduras as joint venture	(320)	(302)	(86)	(78)
Unallocated expenses and other reconciling items (i)	(90)	(202)	(21)	(39)
Profit before taxes from continuing operations	1,665	552	312	121
(i)	The unallocated expenses are primarily related to centrally managed costs.

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Change in fair value of derivatives (Note 13)	(10)	9	(1)	9
Exchange gains (losses), net	71	(43)	23	(15)
Other non-operating income (expenses), net (see note12)	(104)	(85)	4	(87)
Total	(43)	(119)	25	(93)

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million  paid on January 10, 2025.

On 14 January, 2025, Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On 26 February, 2025, Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE(Continued)

3.	On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	1,316	256	252	35
Net profit (loss) attributable to equity holders from discontinued operations	—	(3)	—	(3)
Net profit attributable to all equity holders to determine the profit per share	1,316	253	252	31

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,563	171,313	167,090	171,259
Effect of dilutive share-based compensation plans	437	1,247	456	1,452
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	168,000	172,560	167,547	172,711

in US dollar
Basic
Earnings per common share for profit from continuing operations attributable to owners of the Company	7.86	1.49	1.51	0.20
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	(0.02)	—	(0.02)
Earnings per common share for profit for the period attributable to owners of the Company	7.86	1.47	1.51	0.18
Diluted
Earnings per common share for profit from continuing operations attributable to owners of the Company	7.83	1.48	1.50	0.20
Earnings per common share for profit from discontinued operations attributable to owners of the Company	—	(0.02)	—	(0.02)
Earnings per common share for profit for the period attributable to owners of the Company	7.83	1.46	1.50	0.18
(i)	For the purpose of calculating the diluted earnings per common share, the weighted average outstanding shares used for the basic earnings per common share were increased only by the portion of the shares which have a dilutive effect on the earnings per common share.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

8. JOINT ARRANGEMENTS

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At December 31, 2025, the equity accounted net assets of our joint venture in Honduras totaled $426 million (December 31, 2024: $373 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these net assets, $3 million (December 31, 2024: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2025, Millicom's joint venture in Honduras repatriated cash of $123 million under different forms (December 31, 2024: 89 million).

At December 31, 2025, Millicom had $192 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2024: $133 million). In addition, as of December 31, 2025, Millicom had a total receivable from Honduras joint venture of $19 million, (December 31, 2024: $12 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2025
Honduras (i)
Opening Balance at January 1, 2025	561
Millicom's share of the results for the period	102
Dividends declared during the period	(51)
Currency exchange differences	(29)
Closing Balance at December 31, 2025	583

(i)    Share of profit includes $45 million of gain related to the sale of Lati Honduras.and is recognized under ‘Share of profit in Honduras joint ventures’ in the statement of income for the period ended December 31, 2025.

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. See Note 4 for further reference.

9. PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2025, Millicom added property, plant and equipment for $654 million (December 31, 2024: $579 million) and received $84 million from disposal of property, plant and equipment, including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA as detailed in note 3 (December 31, 2024: $58 million).   During the year period ended December 31, 2025, the Group completed the sale of its Lati Operations, resulting in a $73 million decrease in  Property Plant and Equipment  (see note 3).

10. INTANGIBLE ASSETS

During the year period ended December 31, 2025, Millicom added intangible assets for $245 million of which $180 million related to spectrum and licenses (during 2025 Tigo Ecuador recognized an additional 30 MHz spectrum in the 700 MHz band and an additional 100 MHz spectrum in the 3500 for approximately $70 million;  Tigo Colombia recognized, through the "Union Temporal",  additional 15 MHz in each of the 1900 MHz and AWS bands for approximately $72 million and Grupo de Comunicaciones Digitales, S.A. was awarded an additional 20 MHz spectrum in the 1900 MHz band for approximately $13 million), and $65 million to additions of other intangible assets (December 31, 2024: $221 million of which $123 million related to spectrum and licenses and $98 million to additions of other intangible assets), and did not received any proceeds from disposal of intangible assets (December 31, 2024: nil).

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended December 31, 2025 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Bolivia

During the year ended December 31, 2025, the Group operation in Bolivia signed several new two-year fixed loan agreements with different banks (Banco Mercantil Santa Cruz S.A and Banco Bisa S.A) for up to BOB 292 million in aggregate (approximately USD 30 million using 9.6 as December 31, 2025 exchange rate). Additionally, during the year ended December 31, 2025, the Group operation in Bolivia signed several one-year variable loans with different banks (Banco de Credito de Bolivia S.A., Banco Nacional de Bolivia S.A and Banco Ganadero S.A) for an aggregate amount of BOB 188 million (approximately USD 20 million using 9.6 as December 31, 2025 exchange rate).

Colombia

On April 30, 2025, the Group operation in Colombia signed a three-year loan agreement with Bancolombia S.A for up to COP 85 billion (approximately USD 23 million using 3,757.08 as December 31, 2025 exchange rate) at a variable  rate, used to partially prepay a loan with BBVA for approximately COP 85 billion (approximately USD 23 million), that matured in September 2025.

In September, 2025, the Group operation in Colombia signed a two-year loan agreement with Scotiabank for up to COP 100 billion (approximately USD 27 million using 3,757.08 as December 31, 2025 exchange rate) at a variable  rate. The COP 125 billion with BBVA has been repaid.

Colombia - Redesignation of restricted subsidiaries

On August 14 2025, Millicom re-designated Tigo-UNE, Colombia Móvil S.A. E.S.P., Edatel S.A. E.S.P., Orbitel Servicios Internacionales S.A.S., Cinco Telecom Corp., Inversiones Telco S.A.S. and Emtelco S.A.S. (collectively, the “Tigo Colombia  Subsidiaries”) which are the entities constituting its Colombian operations, as restricted subsidiaries under the 4.500% Notes, the 6.625% Notes, the 5.125% Notes, the 6.250% Notes, the 7.375%, the SEK Bond, and several of its financing agreements.

El Salvador

On July 30, 2025, the Group operation in El Salvador entered into a five-year variable loan for $150 million with the IDB and Bladex Bank.  In December 2025, the Group operation in El Salvador entered into two new separate five-year variable loans for $50 million each with Banco Custcatlan and Banco Davivienda. The proceeds of above mentioned facilities have been used to repay the outstanding amount of the syndicated facility with Scotia Bank, to repay certain loans with companies of the Millicom Group and to finance or reimburse capital expenditure of goods.

Guatemala

In May 2025, the Group operation in Guatemala entered into a new 7-year term loan at a variable rate for approximately GTQ 800 million (approximately USD 104 million using 7.6645 as December 31, 2025 exchange rate) with Banco G&T Continental. Around half of the proceeds were used to prepay GTQ 390 million (approximately USD 51 million using 7.6645 as December 31, 2025 exchange rate) of loans with the same bank that originally matured on 2026. Additionally, during the year period ended December 31, 2025, the Group operation in Guatemala entered into different five-year, seven-year and eight-year variable loans with Banrural, BAC and Banco Industrial, respectively for an aggregate amount of GTQ 2,400 million (approximately  $313 million using 7.6645 as December 31, 2025 exchange rate).

Honduras

During the year ended December 31, 2025, the Group operation in Honduras signed two seven-year variable loan agreements with Banco Industrial through its filial in Honduras Banco del Pais for a total of  USD 41 million, only USD 21 million were withdrawn and one ten-year variable loan agreement with Banco de Occidente for a total of HNL 408 million (approximately USD 15 million).

Luxembourg

During the year ended December 31, 2025, MIC SA repaid the COP 144 Bn loan agreement with Inter-American Development Bank for  approximately USD 35 million.

Panama

In November 2025, the Group operation in Panama entered into a new 5.5-year term variable loan with BAC Panama for USD 110 million. This loan was used to repay the maturity of the previous loan with Scotiabank for the same amount.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

11. FINANCIAL OBLIGATIONS (continued)

Paraguay

On May 8, 2025, the Group operation in Paraguay issued local bonds for a total amount of PYG 100,000 million (approximately USD 13 million) with a maturity of 4 years and at an interest rate of 8.10%. Additionally, during the year ended December 31, 2025, the Group operation in Paraguay issued different series of local bonds for an aggregated amount of PYG 1,168,060 million or approximately USD178 million, using December 31, 2025 exchange rate. The series include two three-year local bonds at 10% fixed-rate for a total amount of PYG 55,000 million, two five-year local bonds at 10.85%  for a total amount of PYG 250,000 million, one six-year local bond at 8,9% for a total amount of PYG 12,700 million, one seven-year local bond at 12% for a total amount of PYG 512,500 million and one ten-year local bond at 11.5% for a total amount of PYG 337,860 million. These issuances are part of the local currency Debt Program registered in 2021 for a total amount equivalent to $150 million and two more new Local currency Debt Program registered during 2025 for total amount equivalent to $200m.

On September 15, 2025, the Group operation in Paraguay did an early partial redemption of $150 million of the 2027 USD 5.875% Senior Notes Bond.

During the  year  ended December 31, 2025, the Group operation in Paraguay entered into three new 5-year term variable loans with different banks (Banco Continental, Banco Sudameris and Banco Itau) for approximately PYG 660 million (approximately $100 million in aggregate) and into three new 3-year term fixed loans with different banks (Banco GNB, Banco Solar and Bancop for approximately PYG 145 million (approximately $22 million in aggregate).

Uruguay

On October 24, 2025, the Group operation in Uruguay entered into new 5-year local currency financing with Banco Santander for a total of approximately $159 million equivalent.

Costa Rica

On December 10, 2025, the Group operation in Costa Rica entered into new 3.5-year  local currency Syndicated facility with Scotiabank  for a total of approximately $149 million equivalent. The proceeds have been used to repay the previous Syndicated facility with the same bank for approximately the same amount.

B.   Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at December 31, 2025	As at December 31, 2024
Due within:
One year	329	282
One-two years	697	457
Two-three years	1,047	696
Three-four years	1,025	906
Four-five years	1,014	683
After five years	2,773	2,792
Total debt and financing	6,886	5,815

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2025 and and December 31, 2024.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	25	12	12	—
1-3 years	271	220	—	—
3-5 years	333	—	—	—
Total	629	232	12	—

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

11. FINANCIAL OBLIGATIONS (continued)

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024	Three months ended December 31, 2025	Three months ended December 31, 2024
Interest expense on bonds and bank financing	(407)	(449)	(112)	(103)
Interest expense on leases	(182)	(122)	(59)	(30)
Others	(112)	(146)	(24)	(33)
Total interest and other financial expenses	(702)	(716)	(194)	(166)

12. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2025 and December 31, 2024:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
Financial liabilities
Debt and financing	6,886	5,815	6,672	5,478

(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, respectively, using the exchange rate at the time of the issuance of each bond) issued in January 2022 with maturity date January 2027.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE. On January 5 ,2026, the mentioned swaps expired, in accordance with their maturity dates.  During the year ended December 31, 2025, the Group operations in Colombia and Paraguay entered into short-term forwards in order to hedge foreign currency risk of USD denominated expected obligations.

The net fair value of the aforementioned swaps/forwards amounts to a liability of $23 million as of December 31, 2025 (December 31, 2024: a liability of $59 million).

Interest rate swaps, currency swaps and forwards are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at December 31, 2025.

13. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2025, the total amount of claims brought against MIC SA and its subsidiaries is $146 million,   (December 31, 2024: $209 million, including the now settled Telefonica Costa Rica case). The Group's share of the comparable exposure for its joint venture in Honduras is $3 million (December 31, 2024: $8 million).

As at December 31, 2025, $37 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2024: $104 million including the now settled Telefonica Costa Rica case). The Group's share of provisions made by the joint venture was $1 million (December 31, 2024: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

On November 10, 2025, the Company’s subsidiary, Comunicaciones Celulares S.A. ("TIGO Guatemala"), entered into a Deferred Prosecution Agreement (the “DPA”) with the United States Department of Justice, Criminal Division, Fraud Section, and the U.S. Attorney’s Office for the Southern District of Florida (collectively, the "DOJ"). The DPA resolves the DOJ's investigation into violations.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

13. COMMITMENTS AND CONTINGENCIES (continued)

of the U.S. Foreign Corrupt Practices Act ("FCPA") related to TIGO Guatemala's past activities in Guatemala. The Company’s parent, Millicom International Cellular S.A. ("Millicom"), is also a party to the DPA and has agreed to certain terms and obligations thereunder.

Under the terms of the DPA, the DOJ has filed a one-count criminal Information charging TIGO Guatemala with conspiracy to commit an offense against the United States in violation of the FCPA. The DPA has a term of two years, during which prosecution of TIGO Guatemala will be deferred.  The key terms of the DPA include:

•	Financial Settlement: TIGO Guatemala has agreed to pay a total of $118,198,343, which consists of a criminal monetary penalty of $60,000,000 and the forfeiture of $58,198,343 in proceeds. TIGO Guatemala subsequently paid the penalty and forfeiture amount of $118,198,343 in December of 2025 and has presented such amounts as a litigation expense in the consolidated statement of income.

•	Compliance and Reporting Obligations: TIGO Guatemala and Millicom are required to continue cooperating fully with the DOJ. They have also committed to maintaining their compliance programs and internal controls to prevent and detect violations of anti-corruption laws. Furthermore, during the term of the DPA, the companies are required to provide periodic reports to the DOJ regarding their remediation and compliance efforts.

•	Contingent Outcome: Provided that TIGO Guatemala and Millicom fully comply with all of their obligations under the DPA for its two-year term, the DOJ will seek dismissal with prejudice of the criminal Information. If, however, the DOJ determines in its sole discretion that a breach of the DPA has occurred, TIGO Guatemala could be subject to prosecution for the conduct described in the Information, and the Company could face additional sanctions or penalties.

Management is committed to fulfilling all of the Company's obligations under the DPA.

Taxation

At December 31, 2025, the tax risks exposure of the Group's subsidiaries is estimated at $376 million, for which provisions of $32 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims and required payments related to those risks (December 31, 2024: $304 million of which provisions of $54 million were recorded). The Group's share of comparable tax exposure in its joint venture amounts to $160 million (December 31, 2024: $134 million) for which provisions of $8 million  (December 31, 2024: $8 million), were made.

Capital commitments

At December 31, 2025, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $305 million of which $280 million are due within one year (December 31, 2024: $285 million of which $215 million are due within one year). The Group’s share of commitments in the Honduras joint venture is $31 million of which $31 million are due within one year (December 31, 2024: $19 million and $19 million respectively). Additionally, the Group's share of commitments in the UNIRED joint operation (see note 3) is $16 million (December 31, 2024: $6 million).

14. SUBSEQUENT EVENTS

UNE EPM remaining shares acquisition

On January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecommunicaciones S.A. (“UNE” or “Tigo Colombia”), following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P. ("EPM"). Millicom offered COP 418,741 per share, representing a total consideration of  COP 2.1 trillion, (approximately $571 million). The transaction closed on January 29, 2026.

Acquisition of Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)

On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) in a tender offer that was conducted in accordance with the terms publicly disclosed, with a price of  approximately $214 million for Telefónica’s controlling 67.5% equity stake in Coltel.

Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2025

14. SUBSEQUENT EVENTS (continued)

Acquisition of Telefónica’s Operation in Chile Jointly with NJJ

On February 10, 2026, Millicom, through a jointly controlled vehicle, Celtel Chile, S.L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Móviles Chile S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA also provides for contingent consideration in the form of earn-outs up to $150 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom.

In addition, under a Call Option Agreement signed at closing, Millicom has two 30-day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60-day option to acquire Millicom’s interest using the same pricing methodology.

Agreement to sale MFS business in Paraguay

On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million (and a potential $7 million earn-out, contingent of SPA's conditions). The transaction is subject to approval by the Central Bank of Paraguay and Conacom.

Financing -Guatemala

On February 18, 2026 Tigo Guatemala executed variable five-year term bank credit facilities with Banco GYT Continental for an amount of GTQ400 million (approximately $52 million).

Lease amendments- Guatemala

Following the closings with SBA, Tigo Guatemala signed an MLA amendment for the use of ground space on January 22, 2026,  This amendment has a 15-year term and is for a total annual amount of approximately $13 million (resulting in the recognition of right-of-use assets and lease liabilities for $119 million). Concurrently, the termination of prior lease agreements resulted in a  decrease the right-of-use assets by $68 million and lease liabilities by $74 million.

 Item 2

Millicom (Tigo) Q4 2025 Earnings Release

Luxembourg, February 26, 2026 – Millicom pleased to announce its fourth quarter 2025 results. Please find below links to the Q4 2025 Earnings Release and IAS 34 Interim Condensed Consolidated Financial Statements.

Q4 2025 Highlights*

•	Revenue $1.7 billion, up 4.7% year-on-year organically and 15.7% as reported

•	Operating profit $469 million, and Adjusted EBITDA of $778 million, which includes $45 million from acquisitions

•	Net profit attributable to company owners $252 million

•	Equity free cash flow $278 million

•	Leverage stood at 2.31x including Uruguay and Ecuador profitability since acquisition

FY 2025 Highlights*

•	Revenue 5.8 billion, up 2.0% (organically) year-on-year

•	Operating Profit increased 22.2% year-on-year to $1.6 billion, and Adjusted EBITDA of $2.7 billion, up 11.4% year-on-year, which includes a $45 million contribution from Uruguay and Ecuador

•	Net profit attributable to company owners $1.3 billion, including approximately $727 million net profit from the closure of infrastructure transactions

•	Equity free cash flow of $916 million, benefiting from net effects of the infrastructure transactions, ahead of $750 million FY target

Financial highlights ($ millions)	Q4 2025	Q4 2024	Change %	Organic % Change	FY 2025	FY 2024	Change %	Organic % Change
Revenue	1,652	1,428	15.7%	4.7%	5,819	5,804	0.2%	2.0%
Operating Profit	469	373	25.7%		1,639	1,342	22.2%
Net Profit attributable to company owners	252	31	NM		1,316	253	NM
Non-IFRS measures (*)
Service Revenue	1,547	1,335	15.9%	5.2%	5,451	5,417	0.6%	2.8%
Adjusted EBITDA	778	618	25.9%	18.0%	2,749	2,469	11.4%	14.4%
Capex	272	264	3.2%		720	677	6.2%
Operating Cash Flow (OCF)	506	354	42.8%		2,030	1,791	13.3%
Equity free cash flow (EFCF)	278	236	17.9%		916	777	17.9%

*See page 11 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Millicom Chief Executive Officer Marcelo Benitez commented:

"The fourth quarter marked another record-setting period for Millicom and a powerful close to what has been the strongest year in our company’s history. Our strategy delivered accelerating topline momentum, with service revenue growing organically 5.2% year-on-year to reach an all-time high of $1.5 billion. This performance reflects our continued disciplined execution of our commercial strategy, particularly the ongoing migration from prepaid to postpaid and our focus on driving fixed-mobile convergence as well as the successful integration of our expanded footprint in Ecuador and Uruguay. Our operational excellence also translated into exceptional profitability. Through rigorous cost discipline and industry-leading efficiency, we delivered our highest-ever quarterly Adjusted EBITDA of $778 million and a record EFCF of $278 million.

These achievements capped off a landmark year for Millicom. In 2025, we generated $916 million in EFCF, surpassing our full-year target, while maintaining leverage below 2.5x, even after the perimeter expansions in Uruguay and Ecuador. Just as importantly, we executed several major strategic milestones that further strengthened the company. We completed the Lati tower sale, for a total consideration of approximately $975 million, reached a settlement with the DOJ, and advanced a number of other legacy cleanup efforts, all of which position Millicom for greater agility and clarity moving forward.

As we look ahead, Millicom enters 2026 in its strongest position yet, both operationally and financially. Our balance sheet is more robust, our commercial strategy is delivering consistent results, and our regional footprint is generating increasing opportunities for scale and innovation. With this foundation, we have built exceptional momentum and are ready to embark on another transformative year for Millicom"

2026 Financial Targets

Millicom targets 2026 EFCF of at least $900 million and year-end leverage around 2.5x. These targets include restructuring costs of all acquired businesses.

Subsequent Events

On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million (and a potential $7 million earn-out, contingent of SPA's conditions). The transaction is subject to approval by the Central Bank of Paraguay and Conacom.

Following the closings with SBA, Tigo Guatemala signed an MLA amendment for the use of ground space on January 22, 2026. This amendment has a 15-year term and is for a total annual amount of approximately $13 million (resulting in the recognition of right-of-use assets and lease liabilities for $119 million). Concurrently, the termination of prior lease agreements resulted in a decrease the right-of-use assets by $68 million and lease liabilities by $74 million.

On January 27, 2026, Millicom was awarded 100% of the EPM's remaining shares in UNE EPM Telecommunicaciones S.A. (“UNE” or “Tigo Colombia”), following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P. ("EPM"). Millicom offered COP 418,741 per share, representing a total consideration of COP 2.1 trillion, (approximately $571 million). The transaction closed on January 29, 2026.

On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) in a tender offer that was conducted in accordance with the terms publicly disclosed, with a price of approximately $214 million for Telefónica’s controlling 67.5% equity stake in Coltel.

On February 10, 2026, Millicom, through a jointly controlled vehicle, Celtel Chile, S.L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Móviles Chile S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA also provides for contingent consideration in the form of earn-outs up to $150 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom.

In addition, under a Call Option Agreement signed at closing, Millicom has two 30-day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60-day option to acquire Millicom’s interest using the same pricing methodology.

On February 18, 2026 Tigo Guatemala executed a variable five-year term bank credit facilities with Banco GYT Continental for an amount of GTQ400 million (approximately $52 million).

• Q4 2025 Earnings Release

• IAS 34 Interim Condensed Consolidated Financial Statements

Millicom is planning to host a video conference for the global financial community on February 26, 2026, at 08:00 (New York) / 14:00 (Luxembourg) / 13:00 (London).

Registration for the interactive event is required at the following link. After registering, you will receive a confirmation email containing details about joining the video conference. Participants who wish to ask a question during the live event must notify the Investor Relations team via email to investors@millicom.com after the start of the event.

Participants may also join the conference in listen-only mode by dialing any of the following numbers and entering the Webinar ID: 869 1177 5553

US: +1 929 205 6099	Sweden: +46 850 539 728
UK: +44 330 088 5830	Luxembourg: +352 342 080 9265

Additional international numbers are available at the following link. Accompanying slides and a replay of the event will be available on the Millicom investors website.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 26, 2026